[MIDDLEBURG FINANCIAL CORPORATION LETTERHEAD]

August 11, 2010

Mr. Mark Webb
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Middleburg Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 17, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 17, 2010
File No. 0-24159

Dear Mr. Webb:

Middleburg Financial Corporation (the “Company”) has received via fax your letter dated August 6, 2010 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

As discussed with Mr. Gregory Dundas of your office on August 10, 2010, certain of our personnel, who are critical to ensuring that our response is complete, are on vacation during the month of August.  Thus, we intend to provide our response on or before September 24, 2010.

Please call me at (540) 687-4816 or e-mail me at rmehra@middleburgbank.com with any questions.

Sincerely,

/s/ Raj Mehra

Raj Mehra
Executive Vice President and
Chief Financial Officer